Exhibit 3.2

AMENDMENT TO

AMENDED AND RESTATED BY-LAWS

OF

MECKLERMEDIA CORPORATION

Approved by the Board of Directors: December 21, 2015

Article II, Section 9 of the Amended and Restated By-laws shall be amended and restated in its entirety as set forth below:

Section 9. Stockholder Action by Written Consent Without a Meeting

Any action required or permitted to be taken by the stockholders of the Corporation at a duly called annual or special meeting of the stockholders of the Corporation may be effected by a consent in writing by such stockholders holding such shares of outstanding stock that is not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.